ORTHOGONAL THINKER, INC.

Unaudited Financial Statements for The Period Ended December 31, 2017

June 15, 2018



Independent Accountant's Review Report

To Management
Orthogonal Thinker, Inc.
Dover, DE

We have reviewed the accompanying balance sheet of Orthogonal Thinker, Inc. as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 15, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ORTHOGONAL THINKER, INC.
BALANCE SHEET
DECEMBER 31, 2017

_____

ASSETS

CURRENT ASSETS		
Cash	$	31,235
Prepaid Expenses		58,601
TOTAL CURRENT ASSETS		89,836
NON-CURRENT ASSETS		
Fixed Assets		5,943
Accumulated Depreciation		(849)
Intellectual Property		25,000
Investments		125,277
TOTAL NON-CURRENT ASSETS		155,371
TOTAL ASSETS	$	245,207

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable		12,885
TOTAL CURRENT LIABILITIES		12,885
NON-CURRENT LIABILITIES		
Convertible Notes Payable		326,994
TOTAL LIABILITIES		339,879
SHAREHOLDERS' EQUITY		
Common Stock (4,450,000 shares authorized, shares issued, and outstanding. $.0001 par value)		445
Retained Earnings (Deficit)		(95,117)
TOTAL SHAREHOLDERS' EQUITY		(94,672)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	245,207

ORTHOGONAL THINKER, INC.
INCOME STATEMENT
FOR THE PERIOD DECEMBER 20, 2016 - DECEMBER 31, 2017
_____

Operating Income		
Sales, Net	$	137,597
Cost of Goods Sold		(107,618)
Gross Profit		29,979
Operating Expense		
General & Administrative		46,355
Rent		34,325
Legal Expenses		17,218
Auto Lease & Expense		9,882
Professional Fees		7,395
Advertising & Promotion		4,125
Depreciation		849
Product Research		722
		120,871
Net Income from Operations		(90,892)
Other Income (Expense)		
Refundable Income		1,838
Settlement Expense		(3,333)
Interest Expense		(1,393)
Organizational Expense		(1,337)
Net Income	$	(95,117)

ORTHOGONAL THINKER, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD DECEMBER 20, 2016 - DECEMBER 31, 2017
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(95,117)
Depreciation		849
Change in Prepaid Expenses		(58,601)
Change in Accounts Payable		12,885
Net Cash Flows From Operating Activities		(139,984)
Cash Flows From Investing Activities		
Purchase of Fixed Assets		(5,943)
Change in Intellectual Property		(25,000)
Change in Investments		(125,277)
Net Cash Flows From Investing Activities		(156,220)
Cash Flows From Financing Activities		
Change in Convertible Notes Payable		326,994
Proceeds from the Issuance of Common Stock		445
Net Cash Flows From Financing Activities		327,439
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		31,235
Cash at End of Period	$	31,235

ORTHOGONAL THINKER, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD DECEMBER 20, 2016 - DECEMBER 31, 2017
_____

Starting Equity (Deficit)	$	-
Issuance of Common Stock		445
Dividends Paid		-
Net Income (Loss)		(95,117)
Ending Equity (Deficit)	$	(94,672)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Orthogonal Thinker, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware and Hawaii. The Company is an investment holding company that seeks to earn a long-term return for its shareholders on its portfolio of innovative development and early growth stage companies.

As of December 31, 2017, the Company has one wholly owned subsidiary under the name of Boardbrokers Hawaii, Inc. This subsidiary operates as an online source for hardwood flooring.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Accounts Receivable are accounted for at cost. Management has not yet experienced any situations resulting in uncollectible amounts and does not believe that estimating allowance of doubtful accounts is materially applicable to their current situation.

Fixed Assets

The Company capitalizes fixed assets with a useful life of greater than one year, and a purchase price of more than $1,000. The Company calculates depreciation using the straight-line method over management's estimate of each asset's useful life.

Leases

The Company occupies office space under an operating lease arrangement ending in December 2017. There are no future minimum payments due under the lease. There are no provisions for renewal, purchase options, and/or escalations clauses related to the lease.

Intellectual Property

The Company's intellectual property consists of a trademark to which the Company obtained usage rights in a legal settlement. Under the settlement, the Company was required to make four monthly payments to the original trademark holder totaling $25,000 through the end of 2017. The trademark has an indefinite useful life and is not subject to amortization.

Consolidation

The Company consolidates entities that management considers the Company has acquired control of based on the percentage of stock owned or other factors acceptable under GAAP. As of December 31, 2017, Boardbrokers Hawaii, Inc. was the only company that met the criteria for consolidation in the Company's financial statements.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the States of Delaware and Hawaii. The Company incurred net operating losses during tax years 2017 and 2016. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. The Company's federal tax filing for 2016 and 2017 will be subject to review by the Internal Revenue Service until 2020 and 2021, respectively. The Company's 2016 and 2017 Delaware Annual Report will be subject to review by that State until 2020 and 2021, respectively.

The Company registered as a foreign entity in Hawaii on January 24, 2017. The Company is subject to franchise tax in the State of Delaware and income tax in the State of Hawaii.

Advertising & Marketing

Advertising costs are expensed as incurred.

NOTE C- NOTES PAYABLE

As of the balance sheet date, the Company has a convertible notes payable outstanding that will mature on February 1, 2020. This accrues interest at the rate of 1% per annum. The aggregate principal amount of the loans is approximately $325,601. At maturity, the notes payable may be converted into newly issued shares of stock at a rate and other specified terms yet to be determined. The newly issued stock will carry no voting rights.

NOTE D- INVESTMENTS

The Company's investments include: Airbnb, Kassen Company, Aquila Services Inc, Christina Seeds Inc, Kitchen Nation, and Surya Spa. The Company consolidated only its wholly owned subsidiary, Boardbrokers Hawaii, Inc. Since the subsidiary is wholly owned and has commenced operations resulting in net income, control of Boardbrokers Hawaii, Inc. can reasonably be considered to have a material effect on the Company's financial statements.

The Company reports unconsolidated investments using the cost-method under FASB ASC 325-20-50. The fair value of cost method investments is not estimated because it is not practicable to do so, and because the Company is exempt from the requirement of estimating the fair values of its unconsolidated investments under FASB ASC 825-10. The values of cost-method of investments are periodically tested for impairment. As of December 31, 2017, the Company had recognized no impairment losses related to its unconsolidated investments.

NOTE E- OPTIONS

The Company has authorized up to 550,000 options that are convertible into one share of common stock each. As of December 31, 2017, no options have been issued.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 15, 2018, the date that the financial statements were available to be issued.